EXHIBIT (12)

THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended June 30					Six Months Ended December 31
Amounts in millions	2004	2005	2006	2007	2008	2007	2008
EARNINGS, AS DEFINED
Earnings from operations before income taxes and before adjustments for minority interests in consolidated subsidiaries and after eliminating undistributed earnings of equity method investees	$8,646	$9,512	$12,087	$14,299	$15,674	$8,614	$8,644

Fixed charges (excluding capitalized interest)	719	924	1,242	1,428	1,604	835	780

TOTAL EARNINGS, AS DEFINED	$9,365	$10,436	$13,329	$15,727	$17,278	$9,449	$9,424

FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$629	$869	$1,153	$1,374	$1,546	$788	$729
1/3 of rental expense	90	90	122	124	137	64	71

TOTAL FIXED CHARGES, AS DEFINED	$719	$959	$1,275	$1,498	$1,683	$852	$800

RATIO OF EARNINGS TO FIXED CHARGES	13.0x	10.9x	10.5x	10.5x	10.3x	11.1x	11.8x